UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

Prior to July 2019, Petróleo Brasileiro S.A. - Petrobras (“Petrobras”) held a controlling equity interest in Petrobras Distribuidora S.A. (“BR Distribuidora”) and, as a result, BR Distribuidora’s financial position, results of operations and cash flows were consolidated in Petrobras’s consolidated financial statements.

In July 2019, Petrobras completed the sale of a 33.75% equity interest in BR Distribuidora. Following the sale, Petrobras now holds a non-controlling 37.50% equity interest in BR Distribuidora. As such, from the date of the sale, Petrobras (i) ceased to consolidate BR Distribuidora’s financial position, results of operations and cash flows in Petrobras’s consolidated financial statements, (ii) recognized a gain arising from such sale and (iii) commenced accounting for BR Distribuidora’s financial results under the equity method.

As required by the Securities and Exchange Commission (the “SEC”), Petrobras has retrospectively revised its consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, to report the net income and operating, investing and financing cash flows related to the disposed interest in BR Distribuidora in separate line items as discontinued operations.

Petrobras has prepared this report to provide investors with its revised audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and with its revised managements’ discussion of Petrobras’s results of operations for such years.

The information in this report supersedes the information contained in Petrobras’s annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-15106), filed with the SEC on April 1, 2019.

PRESENTATION OF FINANCIAL INFORMATION

Unless the context otherwise requires, the terms “Petrobras,” “we,” “us,” and “our” refer to Petróleo Brasileiro S.A.—Petrobras and its consolidated subsidiaries, joint operations and structured entities.

References to “U.S. dollars” or “US$” are to United States dollars. Certain figures included herein have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

Our revised audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and the accompanying notes contained in this report have been presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. See Note 2 to our revised audited consolidated financial statements appearing elsewhere in this report.

RESULTS OF OPERATIONS –

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

The information below has been derived from our revised audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 and the accompanying notes contained in this report (the “revised audited financial statements”) which have been prepared in accordance with IFRS. For more information, see Notes 2, 4 and 5 to our revised audited financial statements.

You should read the following discussion of our results of operations together with our revised audited financial statements appearing elsewhere in this report.

Results of Operations—2018 compared to 2017

Sales Revenues

Sales revenues increased by 9% to US$84,638 million in 2018 from US$77,884 million in 2017, driven primarily by:

•	Increase in domestic revenues, in the amount of US$2,797 million, mainly as a result of:

a)

Increase in oil products revenues (US$6,260 million), primarily reflecting an increase in the average prices of diesel, gasoline and other oil products, as a result of the increase in international prices, as well as an increase in diesel sales volume due to lower imports from competitors. These effects were partially offset by the decrease in sales volume mainly for gasoline, due to a higher portion of ethanol in the domestic fuel market, as well as lower sales of naphtha to Braskem; and

b)	Decrease in electricity revenues, in the amount of US$1,589 million, as a result of lower prices when expressed in U.S. dollars.

•

Increase in export revenues, in the amount of US$2,736 million, driven by an increase in international prices of crude oil and oil products and by higher volume of gasoline exports due to the higher market share of ethanol in the domestic market, partially offset by the decrease in crude oil volume exported due to lower production; and

•	Increase in revenues from operations abroad, in the amount of US$1,221 million following higher international prices.

Cost of Sales

Cost of sales increased by 2% to US$52,184 million in 2018, compared to US$51,198 million in 2017, mainly due to:

•

Higher production tax expenses and import costs of crude oil, oil products and natural gas, due to higher international prices. Production taxes were also impacted by increased production in fields with higher special participation rates;

•	Increased costs from operations abroad, as a result of higher international prices; and

•	Higher share of crude oil imports on feedstock processed and of LNG on sales mix, due to lower production.

Foreign exchange translation effects partially offset the aforementioned factors due to the decrease of the average cost of sales when expressed in U.S. dollars, reflecting the depreciation of the average real.

Selling Expenses

Selling expenses increased by 6% to US$3,827 million in 2018 from US$3,614 million in 2017, mainly due to increased impairment of trade and other receivables, primarily relating to companies from the electricity sector, higher expenses with LNG regasification terminals and coastal navigation services (cabotage), as well as higher transportation charges. Selling expenses also increased due to the payment of tariffs for the use of third party gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS) in April 2017.

General and Administrative Expenses

General and administrative expenses decreased by 16% to US$2,239 million in 2018 from US$2,656 million in 2017. This decrease mainly reflects lower expenses with outsourced consulting and IT and administrative services, in line with our financial discipline strategy of controlled expenses.

Exploration Costs

Exploration costs decreased by 35% to US$524 million in 2018 from US$800 million in 2017, mainly due to a decrease in exploration expenditures written off on projects without commercial feasibility, in the amount of US$192 million and to a decrease of US$61 million in provisions related to contractual penalties arising from local content requirements. A breakdown of our exploration costs by type is set forth in Note 15 to our revised audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 attached to this report on Form 6-K as Exhibit 99.1 (the “revised audited financial statements”).

Research and Development Expenses

Research and development expenses increased by 12% to US$641 million in 2018 from US$572 million in 2017, driven by the decrease in gross revenues from highly productive oil fields in Brazil, since the ANP requires that we invest at least 1% of our gross revenues originating from those fields in research and development projects. See Item 5. “Operating and Financial Review and Prospects—Research and Development” of our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2019 (the “2019 Form 20-F”) for further details about our research and development activities.

Other taxes

Other taxes decreased by 62% to US$670 million in 2018 from US$1,789 million in 2017, mainly as a result of our decision, in 2017, to benefit from tax settlement programs, which generated an expense of US$883 million in that year. See Note 21 to our revised audited financial statements for further information on these tax amnesty and refinancing programs.

Impairment of Assets

Impairment of assets in the amount of US$2,005 million was recognized in 2018 mainly for E&P and RTM assets (US$1,391 million and US$442 million, respectively), primarily driven by higher estimates of decommissioning costs in producing properties in Brazil, the sale of production fields in Gulf of Mexico and lower freight rate forecasts pertaining to transportation assets. In 2017, impairment charges of US$1,191 million were mainly related to RTM and Gas & Power assets (US$781 million and US$446 million, respectively), mainly due to higher costs of raw materials and the lower refining margin projection, as well as the lower expectation of a successful sale of fertilizers and nitrogen products plants.

Impairment losses in 2018 were 68% higher when compared to 2017. See Notes 4.10, 5.2, 5.3 and 14 to our revised audited financial statements for more information about the impairment of our assets.

Other Income and Expenses

Other income and expenses totaled US$5,760 million of expenses in 2018, a 4% increase as compared to US$5,511 million of expenses in 2017, mainly reflecting:

•	The agreement to settle Lava Jato Investigations with U.S. authorities (US$895 million) in the third quarter of 2018;

•

An increase of US$1,422 million in provision for legal, administrative and arbitration proceedings , mainly affected by: (i) unitization agreements with the ANP related to the Parque das Baleias complex entered into in the fourth quarter of 2018 (US$928 million); and (ii) arbitration in the United States for drilling service agreement related to Titanium Explorer (Vantage) drillship, also in the fourth quarter of 2018 (US$698 million). These factors were partially offset by reversal of disputes involving state taxes after joining Rio de Janeiro State Tax Amnesty Program in the 4Q-2018 (US$319 million); and

•	Losses on the fair value of commodities put options related to the hedge of part of crude oil production (US$416 million) that were made in 2018.

These increases in other expenses were partially offset by:

•	Expenses in 2017 that did not recur in 2018, related to the agreement to settle the Class Action in the United States (US$3,696 million); and

•

Decrease in the net gain on the sale and write-off of assets, in the amount of US$1,092 million, mainly driven by the US$1,952 million gain on sale of interests in NTS recognized in 2017, when compared to the gains in 2018, on sale of Lapa and Iara field (US$689 million) and by the contingent payment received for, the sale of Carcará area (US$300 million).

Net Finance Income (Expense)

Net finance expense decreased by 33% to US$6,484 million in 2018 from US$9,719 million in 2017, resulting from a reduction of US$876 million in debt interest and charges, due to:

•	Lower interest expenses following pre-payment of debts;

•	Financial income recognized in 2018 based on the agreements reached and conclusion of the privatization process of companies in the electricity sector (US$708 million); and

•	Finance expenses in 2017 following our decision to benefit from Brazilian federal settlement programs (US$837 million).

Results in equity-accounted investments

Gain on equity-accounted investments decreased by 22%, to US$523 million in 2018 from US$673 million in 2017, due to lower results in investments in the petrochemical sector, notably Braskem.

Income Taxes

Income tax expenses were US$4,256 million in 2018, a 151% increase as compared to US$1,697 million in 2017, as a result of higher taxable income (before taxes) for the year, partially offset by the tax benefits from the deduction of interest on capital distribution and by our decision, in 2017, to benefit from tax settlement programs.

The effective tax rate based on our results decreased to a rate of 39.3% from a rate of 112.6% in 2017. In 2018 the difference between the statutory corporate tax rate (34%) and our effective tax rate were primarily affected by tax benefits from the deduction of interest on capital distribution (see Item 10. “Payment of Dividends and Interest on Capital” in our 2019 Form 20-F) and nondeductible expenses and nontaxable income including post-retirement health care plan expenses and results in equity accounted investments.

Tax benefits from interest on capital distribution occur to the extent that we distribute dividends in this manner. Expenses related to post-retirement health care benefits are recognized and we account for results in equity-accounted investees for each reporting period.

See Note 21.6 to our revised audited financial statements for a reconciliation of statutory tax rates and our tax expense.

Discontinued operations

See Note 2.1 for more information on the basis of preparation of our revised audited financial statements and our presentation of discontinued operations as a result of the sale of a 33.75% equity interest in Petrobras Distribuidora S.A. (BR Distribuidora).

Net income from discontinued operations in 2018 was US$843 million, a 135% increase compared to US$359 million in 2017, primarily due to gains arising from BR Distribuidora mainly as a result of agreements signed in 2018 with companies in the electricity sector (US$710 million) and the reversal of a provision regarding an extrajudicial settlement of BR Distribuidora relating to tax debts with the state of Mato Grosso (US$347 million). These gains were partially offset by higher income tax expenses of BR Distribuidora as a result of increased taxable income.

Net Income (Loss) by Business Segment

We measure performance at the business segment level based on net income. The following is a discussion of the net income (loss) of our three significant operating business segments for 2018, as compared to 2017.

See Item 4. “Information on the Company” in our 2019 Form 20-F, and Notes 4.2 and 30 to our revised audited financial statements for more information about our business segments.

	Year Ended December 31,
	2018	2017(1)	Percentage Change
	(US$ million)		(%)
Exploration and Production	12,190	7,021	74
Refining, Transportation and Marketing	2,393	4,235	(43)
Gas and Power	471	1,891	(75)
Distribution	20	40	(50)
Biofuel	(1)	(47)	(98)
Corporate(2)	(7,991)	(13,232)	(40)
Eliminations	(510)	(255)	100
Net income (loss) from continuing operations	6,572	(347)	(1,994)

(1)	Excluding non-controlling interests.
(2)

Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and medical benefits for retirees. In 2017, it includes the provision for the class action settlement and, in 2018, the agreement to settle the investigations with the U.S. Department of Justice and the SEC.

Exploration and Production

Net income in our E&P segment was US$12,190 million in 2018 as compared to US$7,021 million in 2017. Even with lower production, there was an increase in operating income due to the effects of higher Brent prices. In addition, we had greater impairment costs and higher expenses with production taxes and judicial agreements and contingencies, mitigated by the positive result with de-commissioning of areas. See Note 14 to our revised audited financial statements for further information about impairment expenses. The lifting cost decreased 4%, mainly due to lower expenses with interventions in wells.

Refining, Transportation and Marketing

Net income in our Refining, Transportation and Marketing segment was US$2,393 million in 2018 as compared to US$4,235 million in 2017. Operating income was reduced due to the lower margin of oil products, mainly gasoline, diesel and LPG, and higher selling expenses, partially offset by inventories formed at lower prices and lower impairment costs. The implementation of cost optimization measures resulted in a reduction in the unit cost of refining.

Gas and Power

Net income in our Gas and Power segment was US$471 million in 2018 as compared to US$1,891 million in 2017. This decrease was mainly due to higher selling expenses for the use of pipelines of the southeast grid and the gain with the sale of our interest in NTS in 2017, partially offset by better margins and decrease in impairment.

Results of Operations—2017 compared to 2016

Sales Revenues

Sales revenues increased by 7% to US$77,884 million in 2017 from US$72,426 million in 2016, driven primarily by:

•

Higher export revenues (US$4,563 million) due to higher international prices of crude oil and oil products, as well as higher volume of exported crude oil reflecting an increase in the domestic market share.

•	Higher domestic revenues (US$3,540 million), as a result of:

a)

Higher oil products revenues (US$432 million), mainly reflecting the average increase in diesel and gasoline prices when expressed in U.S. dollars, as well as higher average realization prices for other oil products, such as liquefied petroleum gas and jet fuel, following the increase in their international prices. These effects were partially offset by the decrease in oil products sales volume due to drop in market share, mainly for diesel and gasoline markets;

b)	Increased electricity revenues (US$1,677 million) due to higher thermoelectric dispatch with higher prices in the spot market, as a result of worsened hydrological conditions; and

c)	Higher natural gas revenues (US$1,191 million), reflecting higher thermoelectric dispatches with higher prices and sales.

•	Lower revenues from operations abroad (US$2,645 million), due to the sale of Petrobras Argentina S.A. in the third quarter of 2016 and Petrobras Chile Distribución Ltda in the first quarter of 2017.

Cost of Sales

Cost of sales increased by 6% to US$51,198 million in 2017, compared to US$48,301 million in 2016, mainly due to:

•	Foreign exchange translation effects which increased the average cost of sales when expressed in U.S. dollars, reflecting the appreciation of the average real;

•	Higher production taxes expenses due to the increase in international prices and rise in production of Lula field, which has a higher special participation rate imposed on it; and

•	Increased electricity expenses as a result of higher prices in the spot market.

These effects were partially offset by:

•	Lower import costs of oil and oil products due to higher share of domestic crude oil on the processed feedstock and the lower oil product sales volume in the domestic market;

•	Lower import costs of natural gas due to higher share of domestic natural gas in sales mix;

•	Decreased depreciation expenses, reflecting impairments of assets recognized in 2016; and

•	Lower costs from operations abroad mainly attributable to the sale of Petrobras Argentina S.A. and Petrobras Chile Distribución Ltda.

Selling Expenses

Selling expenses increased by 26% to US$3,614 million in 2017 from US$2,869 million in 2016, mainly due to foreign exchange translation effects, which increased the average selling expenses when expressed in U.S. dollars, and higher transportation charges by the use of third-parties’ gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS). These effects were partially offset by lower impairment of trade and other receivables, primarily relating to companies from the electricity sector, and the effects of the sale of Petrobras Argentina S.A. and Petrobras Chile Distribución Ltda.

General and Administrative Expenses

General and administrative expenses decreased by 14% to US$2,656 million in 2017 from US$3,080 million in 2016. This decrease mainly reflects lower personnel expenses, following the separations under the voluntary separation incentive program (PIDV), and lower expenses with outsourced administrative services. For further information, see Item 6. “Directors, Senior Management and Employees—Employees and Labor Relations” in our 2019 Form 20-F.

Exploration Costs

Exploration costs decreased by 55% to US$800 million from US$1,761 million in 2016 due to decrease in exploration well costs written off as a dry hole or sub-commercial wells amounting to US$1,002 million. A breakdown of our exploration costs by nature is set out in Note 15 to our revised audited financial statements.

Research and Development Expenses

Research and development expenses increased by 9% to US$572 million in 2017 from US$523 million in 2016, driven by foreign exchange translation effects which increased Research and Development expenses when expressed in U.S. dollars. See Item 5. “Operating and Financial Review and Prospects—Research and Development” in our 2019 Form 20-F for further details about our research and development activities.

Other taxes

Other taxes increased by 165% to US$1,789 million from US$675 million in 2016, mainly due to our decision to benefit from the Brazilian federal settlement programs. See Note 21 to our revised audited financial statements for further information on these tax amnesty and refinancing programs.

Impairment of Assets

We recognized impairment charges of US$1,191 million in 2017 mainly for RTM and Gas & Power assets (US$781 million and US$446, respectively), mainly due to higher costs of raw materials and the lower refining margin projection, as well as following the lower expectation of a successful sale of fertilizers and nitrogen products plants.

Regarding E&P assets, the enhanced risk perception of the Brazilian market decreased the discount rates applied for impairment testing purposes, along with the better operational efficiency of certain fields and the lower tax burden set forth in the new tax rules applicable to the oil and gas industry, resulting in reversals of US$1,733. By contrast, expected acceleration of production cessation of certain fields reflecting an optimization of investment portfolio, as well as lower risk-adjusted discount rate for decommissioning costs, which also increased the costs of assets related to the abandonment and dismantling of these areas were the main contributing factors for impairment losses on producing properties in Brazil. In addition, we accounted for impairment losses for E&P under the scope of partnerships and divestments, mainly with respect to oil and gas production and drilling equipment in Brazil and to the sale of a portion of Roncador field in Campos basin (US$405 million).

Impairment losses in 2017 were 81% lower when compared to 2016. See Notes 4.10, 5.2, 5.3 and 14 to our revised audited financial statements for more information about the impairment of our assets.

Other Income and Expenses

Other income and expenses increased by 17% to US$5,511 million in 2017 from US$4,721 million in 2016, mainly attributable to:

•	Higher provision for losses on legal proceedings (US$3,470 million), mainly impacted by the agreement to settle the class action in the United States;

•	Lower gains on review of provision for decommissioning costs, as a result of higher discount rate and the appreciation of the real against the U.S. dollar in 2017 (US$1,154 million);

•	Higher pension and medical benefit expenses associated with retirees (US$428 million), due to unwinding of discount over an increased net actuarial obligation;

•	Gain on sale and write-off of assets (US$1,215 million), mainly driven by the sale of interests in NTS and on its remaining interests measured at fair value (US$217 million);

•	Reversal of provisions relating to the PIDV due to the cancellation of enrollments in 2017 (US$192 million), compared to the PIDV expenses in 2016 (US$1,096 million); and

•	Lower foreign exchange losses reclassified from equity to results triggered by the sale of certain investees (US$1,420 million), mainly reflecting the sale of PESA in the 2016 (US$1,428 million).

Net Finance Income (Expense)

Net finance expense increased by 28% to US$9,719 million in 2017 from US$7,578 million in 2016, resulting from:

•	Higher foreign exchange and inflation indexation charges (US$1,623 million), generated by:

a)

Foreign exchange variation losses of US$718 million driven by the impact of a 13.7% depreciation of the U.S. dollar against our net debt in 2017 in Euro, compared to the foreign exchange gains of US$191 million due to the 3.1% appreciation on the net debt in 2016 (US$909 million);

b)

Foreign exchange losses of US$39 million driven by the impact of a 9.1% depreciation of the U.S. dollar against the pound sterling over the average net debt in pound sterling in 2017, compared to the foreign exchange gains of US$405 million due to the 16.5% appreciation on the net debt in 2016 (US$444 million);

c)

Foreign exchange losses of US$90 million driven by the impact of an appreciation of the real against the U.S. dollar over the average positive exposure in U.S. dollar in 2017, compared to the foreign exchange gains of US$172 million due to the 16.5% appreciation of the real against the U.S. dollar over the average negative exposure in U.S. dollar in 2016 (US$262 million); and

d)	Foreign exchange gains due to lower real x Euro exposure (US$39 million).

•	Higher finance expenses (US$593 million), mainly due to:

a)	Finance charges arising from our decision to join Brazilian federal settlement programs in 2017 (US$837 million); and

b)	Lower financing expenses in Brazil, due to pre-payment of debts (US$360 million), along with higher capitalized borrowing costs (US$249 million).

Results in equity-accounted investments

Positive results in equity-accounted investments of US$673 million in 2017, mainly due to the higher income of associates, as compared to the negative result of US$218 million in 2016, which was impacted by the Braskem’s leniency agreement and by the negative result of our former associate Guarani S/A.

Income Taxes

Our net income before income taxes, along with the permanent difference pertaining to income taxes recognized in the scope of tax settlement programs created by the Brazilian federal government, resulted in income taxes expenses of US$1,697 million in 2017, a 119% increase compared to 2016. See Note 21.2 to our revised audited financial statements for information on our decision to join these settlement programs, thereby enabling us to resolve significant disputes.

The effective tax rate based on the results increased to a positive rate of 112.6% from a negative rate of 22.2% in 2016. Besides the income taxes under the aforementioned tax settlement programs, in 2017 the difference between the statutory corporate tax rate (34%) and our effective tax rate was also affected to a lesser extent by other permanent difference, primarily the nondeductible expenses and nontaxable income including post- retirement health care plan expenses and results in equity-accounted investments, as well as different jurisdictional tax basis for foreign subsidiaries. These permanent differences arise to the extent that expenses related to post-retirement health care benefits are recognized and we account for results in equity-accounted investees for each reporting period, and profits and losses arising in higher and lower tax rate jurisdictions for overseas subsidiaries occur.

See Note 21.6 to our revised audited financial statements for a reconciliation of statutory tax rates and our tax expense.

Discontinued operations

See Note 2.1 for more information on the basis of preparation of our revised audited financial statements and our presentation of discontinued operations as a result of the sale of a 33.75% equity interest in Petrobras Distribuidora S.A. (BR Distribuidora).

Net income from discontinued operations in 2017 was US$359 million, as compared to a loss amounting to US$81 million in 2016. This increase was mainly due to decreased expenses with expected credit losses, decreased expenses with provisions for legal proceedings, and reversal of expenses related to the PIDV, in each case relating to BR Distribuidora.

Net Income (Loss) by Business Segment

We measure performance at the business segment level based on net income. The following is a discussion of the net income (loss) of our three significant business segments for 2017, as compared to 2016.

See Item 4. “Information on the Company” in our 2019 Form 20-F, and Notes 4.2 and 29 to our revised audited financial statements for more information about our business segments.

	Year Ended December 31,
	2017(1)	2016(1)	Percentage Change
	(US$ million)		(%)
Exploration and Production	7,021	1,106	535
Refining, Transportation and Marketing	4,235	5,746	(26)
Gas and Power	1,891	718	163
Distribution	40	19	111
Biofuel	(47)	(323)	(85)
Corporate(2)	(13,232)	(10,966)	21
Eliminations	(255)	(1,080)	(76)
Net Income (Loss) from continuing operations	(347)	(4,780)	(93)

(1)	Excluding non-controlling interests.
(2)

Our Corporate segment comprises our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and medical benefits for retirees. In 2017, it includes the provision for the class action settlement.

Exploration and Production

Net income in our Exploration and Production segment was US$7,021 million in 2017 as compared to US$1,106 million in 2016. This increase was mainly attributable to higher oil prices, lower depreciation and impairment expenses of oil and gas producing properties in Brazil. These effects were partially offset by higher production taxes. See Note 14 to our revised audited financial statements for further information about impairment expenses.

Refining, Transportation and Marketing

Net income in our Refining, Transportation and Marketing segment was US$4,235 million in 2017 as compared to US$5,746 million in 2016. This decrease was mainly due to the reduction in volumes of domestic sales associated with lower margins and the increase in oil prices, partially offset by lower expenses associated with sales, voluntary separation plan and impairment, as well as higher results in equity-accounted investments.

Gas and Power

Net income in our Gas and Power segment was US$1,891 million in 2017 as compared to US$718 million in 2016. This increase was mainly due to growth in natural gas sales, at higher prices, increase in the participation of national gas in the sales mix as well as the gain with the sale of our interest in NTS, partially offset by increase in impairment.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Revised audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2020

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Larry Carris Cardoso
	Name:	Larry Carris Cardoso
	Title:	Attorney in Fact

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Tomaz Andres
	Name:	Tomaz Andres
	Title:	Attorney in Fact